Exhibit 99.1

Smart Share Global Limited Announces First Quarter 2023 Results

Regain profitability with net income of RMB10.8 million for the first quarter of 2023

POIs operated through network partner model reached 58.8% as of the end of the first quarter of 2023

Number of POIs1 reached 1.0 million as of the end of the first quarter of 2023

SHANGHAI, China, June 20, 2023 (GLOBE NEWSWIRE) -- Smart Share Global Limited (Nasdaq: EM) (“Energy Monster” or the “Company”), a consumer tech company providing mobile device charging service, today announced its unaudited financial results for the quarter ended March 31, 2023.

HIGHLIGHTS FOR THE FIRST QUARTER OF 2023

●	Net income for the first quarter of 2023 was RMB10.8 million, compared to a net loss of RMB96.4 million in the same period last year and a net loss of RMB334.5 million for the fourth quarter of 2022.

●	As of March 31, 2023, the Company’s services were available in 1,001 thousand POIs, compared with 997 thousand as of December 31, 2022.

●	As of March 31, 2023, 58.8% of POIs were operated through our network partner model, compared with 52.5% as of December 31, 2022.

●	As of March 31, 2023, the Company’s available-for-use power banks[2] were 7.2 million, compared with 6.7 million as of December 31, 2022.

●	As of March 31, 2023, cumulative registered users reached 347.2 million, with 13.5 million newly registered users acquired during the quarter.

“We are delighted to announce a strong 2023 first quarter result with both revenues and profitability making strong recoveries,” said Mars Guangyuan Cai, Chairman and Chief Executive Officer. “During the quarter, we remain committed to expanding our coverage and improving efficiency to drive growth and achieve our strategic goals. Both of these initiatives are fundamental aspects of our core belief in effective growth, which balances speed with quality. We are also pleased to see that Energy Monster’s market share has reached new heights as of the end of 2022 based on third-party reports and continue to lead the industry in terms of market share. Going forward, the continuous execution of our strategies in combination with our strong balance sheet position us to best capture the mobile device charging service industry in the future.”

“We are proud to announce that the number of POI has exceeded one million for the very first time,” said Peifeng Xu, Chief Operating Officer. “This is a significant milestone that reflects our ability to continue expanding the base of our operation. For our network partner model, we will leverage our brand- and partner-oriented values to attract high-quality network partners and provide the necessary tools and support to unlock their growth potential. For our direct model, our ability to acquire and provide high-quality service tailored to KAs differentiates Energy Monster within the industry. Through the combination of our network partners and direct models, we are confident that we can continue to expand our market share given our advantages in economies of scale.”

“We are pleased to announce that we have once again regained profitability during the first quarter of 2023,” said Maria Yi Xin, Chief Financial Officer. “The increase in revenue efficiency of our cabinets and power banks as a result of the normalization of offline traffic helped us reach a scale that can better cover our fixed costs and expenses while the initiatives we have taken last year to reduce cost and improve efficiency are also bearing fruit. The strength of our financials, both in terms of our strong cash position and positive cash flow, provides us with the financial stability necessary to capture the growth of the mobile device charging service industry as well as strategically expand into new initiatives that can leverage Energy Monster’s advantages.”

1  The Company defines number of points of interests, or POIs, as of a certain day as the total number of unique locations whose proprietors (location partners) have entered into contracts with the Company or its network partners on that day and have at least one cabinet assigned to the location.

2  The Company defines available-for-use power banks as of a certain date as the number of power banks in circulation on that day.

FINANCIAL RESULTS FOR THE FIRST QUARTER OF 2023

Revenues were RMB822.8 million (US$119.8 million3) for the first quarter of 2023, representing a 11.6% increase from the same period in 2022. The increase was primarily due to the increase in revenues from mobile device charging business as a result of the general recovery in offline foot traffic in China during the quarter.

●	Revenues from mobile device charging business increased by 10.7% to RMB794.5 million (US$115.7 million) for the first quarter of 2023 from RMB717.7 million in the same period of 2022. The increase was primarily due to the general recovery in offline foot traffic in China during the quarter.

●	Revenues from power bank sales increased by 43.7% to RMB18.6 million (US$2.7 million) for the first quarter of 2023 from RMB12.9 million in the same period of 2022. The increase was primarily due to the general recovery in offline foot traffic in China during the quarter.

●	Revenues from other revenues, which mainly comprise of revenue from advertising services and new business initiatives, increased by 52.8% to RMB9.8 million (US$1.4 million) for the first quarter of 2023 from RMB6.4 million in the same period of 2022. The increase was primarily attributable to the increase in user traffic from the general recovery in offline foot traffic in China during the quarter and the increase in advertisement efficiency.

Cost of revenues decreased by 0.1% to RMB127.4 million (US$18.5 million) for the first quarter of 2023 from RMB127.6 million in the same period last year. The decrease was primarily due to the decrease in maintenance costs and disposal cost, which was partially offset by the increase in depreciation cost and cost of power banks sold.

Research and development expenses decreased by 20.8% to RMB21.4 million (US$3.1 million) for the first quarter of 2023 from RMB27.1 million in the same period last year. The decrease was primarily due to the decrease in personnel related expenses.

Sales and marketing expenses increased by 0.8% to RMB665.3 million (US$96.9 million) for the first quarter of 2023 from RMB659.7 million in the same period last year. The increase was primarily due to the increase in incentive fees paid to network partners, which was partially offset by the decrease in entry fees and incentive fees paid to location partners and personnel related expenses.

General and administrative expenses decreased by 2.2% to RMB26.8 million (US$3.9 million) for the first quarter of 2023 from RMB27.4 million in the same period last year. The decrease was primarily due to the general increase in efficiency of our operation.

Loss from operations for the first quarter of 2023 was RMB15.8 million (US$2.3 million), compared to a loss from operations of RMB99.3 million in the same period last year.

Net income for the first quarter of 2023 was RMB10.8 million (US$1.6 million), compared to a net loss of RMB96.4 million in the same period last year.

3  The U.S. dollar (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the readers. The conversion of Renminbi (RMB) into US$ in this press release is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of March 31, 2023, which was RMB6.8676 to US$1.0000. The percentages stated in this press release are calculated based on the RMB amounts.

Adjusted net income4 for the first quarter of 2023 was RMB17.1 million (US$2.5 million), compared to an adjusted net loss of RMB89.7 million in the same period last year.

Net income attributable to ordinary shareholders for the first quarter of 2023 was RMB10.8 million (US$1.6 million), compared to a net loss attributable to ordinary shareholders of RMB96.4 million in the same period last year.

As of March 31, 2023, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB3.1 billion (US$454.5 million).

Appointment of New Director from Alibaba

The Company announced that Ms. Xiao Xiao has tendered her resignation as a director of the Company and the Board of Directors has approved the appointment of Ms. Chen Shen as a director of the Company to replace Ms. Xiao, both effective today.

Ms. Chen Shen is a director of strategic investments at Alibaba Group Holding Ltd. (NYSE: BABA). She joined Alibaba in 2018. Previously she served as senior investment officer in International Finance Corporation at World Bank Group from 2017 to 2018. Prior to that, she was an associate from 2010 to 2012 and then vice president of CDH from 2013 to 2016. She also served as an investment analyst and then associate at China International Capital Corporation Limited from 2004 to 2008. Ms. Shen holds an MBA degree from Columbia University and a bachelor's degree from Fudan University.

Conference Call Information

The company will hold a conference call at 8:00 A.M. Eastern Time on Tuesday, June 20, 2023 (8:00 P.M. Beijing Time on Tuesday, June 20, 2023) to discuss the financial results. Upon registration, each participant will receive dial-in details to join the conference call.

Event Title: Energy Monster First Quarter 2023 Earnings Conference Call

Pre-registration link: https://s1.c-conf.com/diamondpass/10031469-ay6hrs.html

Participants may also access the call via webcast: https://edge.media-server.com/mmc/p/uvspoiaq

A telephone replay will be available through June 27, 2023. The dial-in details are as follows:

International:	+61-7-3107-6325
United States:	+1-855-883-1031
Mainland China:	+86-400-120-9216
China Hong Kong:	+852-800-930-639

Access Code:	10031469

A live and archived webcast of the conference call will also be available at the Company's investor relations website at https://ir.enmonster.com/

About Smart Share Global Limited

Smart Share Global Limited (Nasdaq: EM), or Energy Monster, is a consumer tech company with the mission to energize everyday life. The Company is the largest provider of mobile device charging service in China with the number one market share. The Company provides mobile device charging service through its power banks, which are placed in POIs such as entertainment venues, restaurants, shopping centers, hotels, transportation hubs and public spaces. Users may access the service by scanning the QR codes on Energy Monster’s cabinets to release the power banks. As of March 31, 2023, the Company had 7.2 million power banks in 1,001,000 POIs across more than 1,900 counties and county-level districts in China.

4  See the sections entitled “Non-GAAP Financial Measure” and “Unaudited Reconciliation of GAAP and Non-GAAP Results” in this press release for more information.

Contact Us

Investor Relations

Hansen Shi

ir@enmonster.com

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "target," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to," or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission ("SEC"), in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Energy Monster’s strategies; its future business development, financial condition and results of operations; the impact of technological advancements on the pricing of and demand for its services; competition in the mobile device charging service industry; Chinese governmental policies and regulations affecting the mobile device charging service industry; changes in its revenues, costs or expenditures; the risk that COVID-19 or other health risks in China or globally could adversely affect its operations or financial results; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

NON-GAAP FINANCIAL MEASURE

In evaluating its business, the Company considers and uses non-GAAP adjusted net income/(loss) in reviewing and assessing its operating performance. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company presents this non-GAAP financial measure because it is used by management to evaluate operating performance and formulate business plans. The Company believes that this non-GAAP financial measure helps identify underlying trends in its business, provide further information about its results of operations, and enhance the overall understanding of its past performance and future prospects.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP, and have limitations as analytical tools. The Company’s non-GAAP financial measure does not reflect all items of expenses that affect its operations and does not represent the residual cash flow available for discretionary expenditures. Further, the Company’s non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore its comparability may be limited. The Company compensates for these limitations by reconciling its non-GAAP financial measure to the nearest U.S. GAAP performance measure, which should be considered when evaluating performance. Investors and others are encouraged to review the Company’s financial information in its entirety and not rely on a single financial measure.

The Company defines non-GAAP adjusted net income/(loss) as net income/(loss) excluding share-based compensation expenses. For more information on the non-GAAP financial measure, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Smart Share Global Limited

Unaudited Consolidated Balance Sheets

(In thousands, except share and per share data, unless otherwise noted)

	December 31, 2022	March 31, 2023	March 31, 2023
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	948,773	687,601	100,122
Restricted cash	14,608	24,186	3,522
Short-term investments	2,091,198	2,388,315	347,766
Accounts receivable, net⁵	16,482	17,203	2,505
Inventory	1,051	821	120
Prepayments and other current assets⁵	228,672	302,793	44,090

Total current assets	3,300,784	3,420,919	498,125

Non-current assets:
Long-term restricted cash	21,000	21,000	3,058
Property, equipment and software, net	886,460	887,683	129,257
Long-term prepayments to related parties	71	-	-
Right-of-use assets, net	12,442	10,278	1,497
Other non-current assets⁵	35,898	28,683	4,177
Deferred tax assets, net	30,986	30,986	4,512

Total non-current assets	986,857	978,630	142,501

Total assets	4,287,641	4,399,549	640,626

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts and notes payable	810,197	909,320	132,407
Salary and welfare payable	111,274	119,684	17,427
Taxes payable	147,367	169,452	24,674
Financing payable-current	76,272	64,166	9,343
Current portion of lease liabilities	9,761	8,021	1,168
Accruals and other current liabilities	268,007	273,166	39,778

Total current liabilities	1,422,878	1,543,809	224,797

Non-current liabilities:
Financing payable-non-current	32,281	33,024	4,809
Non-current lease liabilities	854	372	54
Amounts due to related parties-non-current	1,000	1,000	146
Other non-current liabilites	189,323	187,801	27,346

Total non-current liabilities	223,458	222,197	32,355

Total liabilities	1,646,336	1,766,006	257,152

SHAREHOLDERS' EQUITY
Ordinary shares	347	347	51
Treasury stock	(6,816)	(4,403)	(641)
Additional paid-in capital	11,786,482	11,784,204	1,715,913
Statutory reserves	16,593	16,593	2,416
Accumulated other comprehensive income	163,928	145,861	21,239
Accumulated deficit⁵⁶	(9,319,229)	(9,309,059)	(1,355,504)

Total shareholders' equity	2,641,305	2,633,543	383,474

Total liabilities and shareholders' equity	4,287,641	4,399,549	640,626

5 On January l, 2023, the Company adopted ASU 2016-13, Financial Instruments -- Credit Losses (Topic 326), using the modified retrospective method and the adoption did not have material impact on the consolidated financial statements.

6 On January 1, 2023, the Company adopted ASU 2016-13, Financial Instruments -- Credit Losses (Topic 326) and recognized a cumulative-effect adjustment of RMB640 (US$93) to the opening accumulated deficit at the adoption date.

Smart Share Global Limited

Unaudited Consolidated Statements of Comprehensive Income/(Loss)

(In thousands, except share and per share data, unless otherwise noted)

	Three months ended March 31,
	2022	2023
	RMB	RMB	US$
Revenues:
Mobile device charging business	717,739	794,459	115,682
Power bank sales	12,932	18,586	2,706
Others	6,406	9,790	1,426

Total revenues	737,077	822,835	119,814

Cost of revenues	(127,553)	(127,389)	(18,549)
Research and development expenses	(27,062)	(21,444)	(3,122)
Sales and marketing expenses	(659,679)	(665,274)	(96,871)
General and administrative expenses	(27,376)	(26,771)	(3,898)
Other operating income	5,277	2,268	330

Loss from operations	(99,316)	(15,775)	(2,296)

Interest and investment income	11,587	26,236	3,820
Interest expense to third parties	(8,414)	(4,228)	(616)
Foreign exchange (loss)/gain, net	(268)	4,760	693
Other loss, net	-	(183)	(27)

(Loss)/income before income tax expense	(96,411)	10,810	1,574

Income tax expense	-	-	-

Net (loss)/income	(96,411)	10,810	1,574

Net (loss)/income attributable to ordinary shareholders of Smart Share Global Limited	(96,411)	10,810	1,574

Other comprehensive loss
Foreign currency translation adjustments, net of nil tax	(5,835)	(18,067)	(2,631)

Total comprehensive loss	(102,246)	(7,257)	(1,057)

Comprehensive loss attributable to ordinary shareholders of Smart Share Global Limited	(102,246)	(7,257)	(1,057)

Weighted average number of ordinary shares used in computing net (loss)/income per share
- basic	517,408,222	519,242,751	519,242,751
- diluted	517,408,222	519,353,842	519,353,842

Net (loss)/income per share attributable to ordinary shareholders
- basic	(0.20)	0.02	0.00
- diluted	(0.20)	0.02	0.00

Net (loss)/income per ADS attributable to ordinary shareholders
- basic	(0.40)	0.04	0.00
- diluted	(0.40)	0.04	0.00

Smart Share Global Limited

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands, except share and per share data, unless otherwise noted)

	Three months ended March 31,
	2022	2023
	RMB	RMB	US$

Net (loss)/income	(96,411)	10,810	1,574
Add:
Share-based compensation	6,716	6,285	915

Adjusted net (loss)/income (non-GAAP)	(89,695)	17,095	2,489